EXHIBIT 99.5

CONSENT OF APPOINTED ACTUARY

We consent to the use and incorporation by reference in this Annual Report on Form 40-F of Sun Life Financial Inc. (the “Company”) for the year ended December 31, 2016 of the Appointed Actuary’s Report to the Shareholders and Directors dated February 15, 2017 (the “Report”), relating to the valuation of the policy liabilities and reinsurance recoverables of the Company and its subsidiaries for its Consolidated Statement of Financial Position at December 31, 2016 and December 31, 2015 and their change in the Consolidated Statements of Operations for the year ended December 31, 2016.

/s/ “Kevin Morrissey”	/s/ “Larry Madge”

Kevin Morrissey	Larry Madge
Fellow, Canadian Institute of Actuaries	Fellow, Canadian Institute of Actuaries
(for the year ended December 31, 2016)	(for the year ended December 31, 2015)

Toronto, Canada

February 15, 2017